1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 7, 2004	By	/s/ Lora Ho

Lora Ho Vice President & Chief Financial Officer

TSMC April 2004 Sales Set New Record High

Hsinchu, Taiwan, May 7, 2004 — Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) (“the Company”) (TAIEX: 2330, NYSE: TSM) today announced that net sales for April 2004 reached a new record high of NT$20,631 million, representing a 3.3 percent increase over March 2004. On a year-over-year basis, net sales for April 2004 increased 35.2 percent.

Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “TSMC continues to increase our capacity to meet customers’ needs. Although TSMC had approximately 0.6 day’s loss of wafer movement due to the power outage on April 10th, 2004 in Hsinchu, TSMC’s sales increased sequentially as a result of higher wafer shipments.”

#     #     #

Sales Report:	(Unit: NT$ million)
Net Sales	2004	(1)	2003	Growth Rate
April	20,631		15,264	35.2%
January through April	78,144		54,590	43.1%

(1): Year 2004 figures have not been reviewed.

TSMC Spokesperson:

Ms. Lora Ho

Vice President and CFO

Tel: 886-3-566-4602

For further information, please contact:

Mr. J.H. Tzeng PR Department Manager, TSMC Tel: 886-3-666-5028 (O) 886-928-882-607(Mobile) Fax: 886-3-567-0121 E-mail: jhtzeng@tsmc.com	Mr. Jesse Chou Public Affairs Manager, TSMC Tel:886-3-666-5029 (O) 886-932-113-258(Mobile) Fax:03-5670121 E-Mail: jhchoua@tsmc.com	Mr. Richard Chung PR Principal Specialist, TSMC Tel:886-3-666-5038 (O) 886-911-258-751(Mobile) Fax:03-5670121 E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

May 07, 2004

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of April 2004.

1) Sales volume (in NT$ thousand)

Period	Items	2004	2003	Changes	(%)
Apr	Invoice amount	20,128,456	14,260,652	5,867,804	41.15%
Jan – Apr	Invoice amount	74,713,633	50,775,784	23,937,849	47.14%
Apr	Net sales	20,630,606	15,264,311	5,366,295	35.16%
Jan – Apr	Net sales	78,143,811	54,589,624	23,554,187	43.15%

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Apr		Bal. as of period end
TSMC	69,317,208	—		—
TSMC’s subsidiaries	32,967,504	52,350	*	5,005,350

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Apr		Bal. as of period end
TSMC	86,646,511	188,460	*	18,019,260
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		188,460	*	18,019,260
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in thousand)

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	EUR:	5,000
	Assets:	US$:	1,975,959
Financial instruments	FX forward contracts
Recognized profit (loss)			(NT$60,167)

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

Underlying assets / liabilities	Liabilities:	NT$	:	3,000,000
		US$	:	2,857
Financial instruments	Interest rate swap
Recognized profit (loss)	—

b. Trading purpose: None.